Exhibit 4jj

LTC FIXED ACCOUNT RIDER

LTC FIXED ACCOUNT RIDER FOR VARIABLE ANNUITY

This Rider is part of the Contract to which it is attached and is effective upon issue. In the case of a conflict with any provision of the Contract, the provisions of this Rider will control. The terms of this Rider apply to the Contract when Contract Values are allocated to the LTC Fixed Account pursuant to any LTC provision of the Contract. This Rider will terminate on the earlier of (a) the termination of the Contract, (b) the termination of the Long-Term Care Benefits Rider attached to the Contract, and (c) the Annuity Commencement Date. All references to ‘Annuity Commencement Date’ in this Rider shall also apply to a Variable Annuity Payment Option Rider ‘Periodic Income Commencement Date’ or a CPI Adjusted Fixed Immediate Annuity Payment Option Rider ‘Initial Scheduled Payment Date.’ This Rider amends the Contract as follows:

The definition of CONTRACT VALUE in ARTICLE 1 will be amended to read as follows:

CONTRACT VALUE -- Prior to the Annuity Commencement Date, the sum of the values of the Variable Account and any Fixed Account attributable to this Contract on a given Valuation Date.

The following definitions will be added to ARTICLE 1.

LTC FIXED ACCOUNT – A Fixed Account that is invested in the General Account of the Company pursuant to any LTC provision of the Contract. The LTC Fixed Account is funded pursuant to transfers described in the LTC Fixed Account provision of the LTC Benefits Rider. You may not elect to transfer Contract Value to and from the LTC Fixed Account pursuant to the Transfers, Withdrawals, and Surrenders provision of the Contract. The LTC Fixed Account Value is that portion of the Contract Value, if any, in the LTC Fixed Account.

The following LTC FIXED ACCOUNT provisions are added to the Contract:

CREDITING OF INTEREST ON LTC FIXED ACCOUNT
Prior to the earlier of:
a. the Annuity Commencement Date;
b. termination of this Contract upon payment of any Death Benefit; or
c. surrender of this Contract;

The Company guarantees that at the end of each Valuation Period an effective annual interest rate, adjusted for the number of days in the Valuation Period, will be credited to the portion of Contract Value, if any, in the LTC Fixed Account at that time. The Company guarantees that it will credit an effective annual Minimum Guaranteed Interest Rate during all years as shown on the Contract Specifications or Rider Specifications. The Company may credit interest at effective annual rates in excess of the Minimum Guaranteed Interest Rate at any time.

Section 3.01 CONTRACT VALUE will be amended to read as follows:

3.01 CONTRACT VALUE

The Contract Value, at any time prior to the Annuity Commencement Date, is equal to the sum of the values of the Variable Subaccounts and any Fixed Account attributable to this Contract on a given Valuation Date.

The third paragraph of Section 5.02 WITHDRAWALS will be amended to read as follows:

A withdrawal will be effective on the Valuation Date that the Company receives Notice. The Notice must specify from which Variable Subaccount and/or any Fixed Account the withdrawal will be made. If no allocation is specified, the Company will withdraw the amount requested on a pro-rata basis from each Variable Subaccount and/or any Fixed Account except the LTC Fixed Account until such Variable Subaccounts and other Fixed Accounts are exhausted, then the LTC Fixed Account.

Section 9.02 SUSPENSION OR DEFERRAL OF PAYMENTS OR TRANSFERS FROM ANY FIXED ACCOUNT will be added to ARTICLE 9.

9.02 SUSPENSION OR DEFERRAL OF PAYMENTS OR TRANSFERS FROM ANY FIXED ACCOUNT
Subject to the prior approval of the state insurance regulator, the Company reserves the right to defer payment for a withdrawal, surrender or transfer from any Fixed Account for the period permitted by law but for not more than six (6) months after Notice is received by the Company.

Signed for The Lincoln National Life Insurance Company (the “Company”)

/s/ Charles A. Brawley, III
Charles A Brawley
Secretary

AR-532 (1-10)